TAMCO HOLDINGS, LLC

TAMCO ACQUISITION, LLC

777 E. Wisconsin Avenue

Milwaukee, Wisconsin 53202

October 7, 2013

BY EDGAR

David L. Orlic

Special Counsel

Office of Mergers & Acquisitions

U.S. Securities and Exchange Commission

100 F Street, NE

Mail Stop 3010

Washington, DC 20549-6010

Re:	Titanium Asset Management Corp.

Amendment No. 1 to Schedule TO-T filed by

TAMCO Acquisition, LLC, TAMCO Holdings, LLC, et al.
Filed September 27, 2013
File No. 005-84503

Dear Mr. Orlic:

On behalf of TAMCO Acquisition, LLC, TAMCO Holdings, LLC, NIS Acquisition LLC and Boyd-TAMCO Holdings, LLC (collectively, the “Filing Parties”), this letter is being submitted together with Amendment No. 3 to the Schedule TO-T, originally filed with the Securities and Exchange Commission (the “Commission”) on September 12, 2013 (as amended, the “Schedule TO”). The electronic version of Amendment No. 3 has been filed concurrently with the Commission through its EDGAR system.

Set forth below are the responses of the Filing Parties to the comments of the Staff of the Division of Corporation Finance of the Commission (the “Staff”) contained in the Staff’s letter to TAMCO Acquisition, LLC, dated October 1, 2013, relating to Amendment No. 1 to the Schedule TO. For convenience of reference, the text of the comments in the Staff’s letter has been reproduced in italicized type herein. Terms not otherwise defined herein have the meanings ascribed to them in the Schedule TO and the Offer to Purchase, dated September 12, 2013, as amended, which was filed as Exhibit (a)(1)(A) to the Schedule TO.

Mr. David L. Orlic

October 7, 2013

Schedule B – Security Ownership of Certain Beneficial Owners, page 68

Comment No. 1

We note your response to prior comment 4 and continue to believe that further disclosure is required. At a minimum, persons beneficially owning greater than 10% of the equity interests in NIS Acquisition and/or Boyd Holdings can be presumed to control these entities, and all information required by Instruction C to Schedule TO with respect to these persons would therefore appear to be required. Furthermore, Item 1008(a) of Regulation M-A requires disclosure of the holdings of subject securities by such persons. Finally, it appears that the Schedule 13D filed by these entities should be amended, so that it does not reflect beneficial ownership of subject securities by shell entities, and the table in this schedule should be amended accordingly.

Response:

In response to the Staff’s comment, the Filing Parties have revised Schedule A and Schedule B of the Offer to Purchase to provide additional information regarding persons beneficially owning greater than 10% of the limited liability company interests of Boyd and NIS. The Filing Persons confirm that each of Michael Bee, Brian Gevry and Timothy Hyland beneficially own greater than 10% of the limited liability company interests of Boyd, and each of Robert Brooks, John Fremgen, Bartlett McCartin, Norman Sidler and Kent White beneficially own greater than 10% of the limited liability company interests of NIS. The Filing Persons believe that, except as set forth in the revised Schedule A and Schedule B, the other information required by Instruction C has been provided in the Offer to Purchase with respect to the Filing Persons and the individuals listed above.

In addition, in response to the Staff’s comment, the Filing Parties have amended their Schedule 13D to reflect the beneficial ownership of the individuals listed above.

Thank you for your assistance with this matter. If you have any questions regarding any of the responses in this letter or Amendment No. 3 to Schedule TO, please contact Gregory J. Bynan at (312) 558-7342 or Erin G. Stone at (312) 558-7244.

[signature page follows]

Respectfully submitted,

TAMCO ACQUISITION, LLC
TAMCO HOLDINGS, LLC
NIS ACQUISITION LLC

By:	/s/ Jonathan Hoenecke
Name:	Jonathan Hoenecke
Title:	Secretary

BOYD-TAMCO HOLDINGS, LLC

By:	/s/ Brian L. Gevry
Name:	Brian L. Gevry
Title:	Chief Executive Officer

Enclosure

cc:	Jonathan B. Hoenecke

Gregory J. Bynan

Erin G. Stone